Exhibit 16.1

M&K CPAS, PLLC (“M&K”) was engaged March 5, 2010 to audit the consolidated financial statements of Nuvilex, Inc. (“Nuvilex”) as of April 30, 2010.  As part of our standard engagement acceptance procedures, M&K contacted the predecessor auditor, Gruber & Company, LLC, (“Gruber”) to make standard inquiries and request to review workpapers relating to the April 30, 2009  Nuvilex  audit.  In response, Gruber informed M&K that they did not actually issue an audit opinion on the April 30, 2009 financial statements and that such an opinion was issued by a party misrepresenting himself to be a partner of Gruber.  M&K originally informed Martin Schmieg, former Chief Executive Officer of Nuvilex, on August 16, 2010 that an 8-K of non-reliance (Item 4.02 8-K) would need to be filed as based on what was communicated to M&K by Nuvilex and Gruber.  The original Item 4.02 8-K was filed on September 15, 2010.  At this time, M&K was engaged to re-audit the April 30, 2009 financial statements.  Subsequent to this date, M&K was informed by Nuvilex and Gruber that Gruber would reissue an audit opinion on the April 30, 2009 financial statements.  Predecessor auditor workpapers were provided to M&K by Gruber, including workpapers supporting the restated April 30, 2009 financial statements.  M&K reviewed these workpapers and determined they were sufficient in order to be able to rely on April 30, 2009 restated beginning balances in its April 30, 2010 audit of the Nuvilex consolidated financial statements.

February 23, 2011

/s/ M&K CPAS, PLLC

Houston, TX

www.mkacpas.com